                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F       X      Form 40-F
                             -----------            ------------

                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                No        X
                        -----------        -----------

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)
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[CNH/KOBELCO LOGO]


                                                                    NEWS RELEASE





FIAT KOBELCO CONSTRUCTION MACHINERY LAUNCHED IN EUROPE


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939


Lake Forest (July 2, 2002) - CNH Global N.V. (NYSE: CNH) announced today the creation of Fiat Kobelco Construction Machinery S.p.A. (Fiat Kobelco). The new joint venture will encompass both the operations and distribution network of Fiat-Hitachi and Kobelco's European activities. CNH will own 75% of the new entity, Kobelco Construction Machinery Co. Ltd. (Japan) will hold a 20% interest, and Sumitomo Corporation will maintain its 5% stake. The action is concurrent with the ending of the European regional alliance between CNH and Hitachi Construction Machinery Company Ltd.

Beginning immediately, the line of heavy construction equipment previously sold under the Fiat-Hitachi brand will be sold under the Fiat Kobelco brand. These products, all of which utilize CNH technology and are built in CNH factories, include wheeled and crawler excavators, wheeled loaders, dozers, graders. In addition, the company's line of light equipment, including backhoe loaders and skid steer loaders will also be sold under the Fiat Kobelco brand.

In Europe, starting from January 2003, crawler excavators using Kobelco's state of the art Japanese technology will be manufactured in the company's San Mauro (Turin), Italy plant and sold under the Fiat Kobelco brand. Fiat Kobelco branded mini-excavators, also based on Kobelco technology, will be manufactured in Imola, Italy. Kobelco branded excavators will continue to be supplied from Japan.

"This key step in the formation of our global alliance with Kobelco strengthens our European distribution network through the addition of Kobelco's advanced and reliable Japanese technology," said Paolo Monferino, CNH president and chief executive officer. "The crawler excavator is the most important machine within the European construction equipment market, and technology remains the basic driver for success. Our network is eagerly anticipating the products that this alliance will deliver."

"Participation in Fiat Kobelco will enable us to establish a manufacturing presence in Europe," said Takashi Ishida, Kobelco president and chief executive officer. "We look forward to supplying the best-class excavators to the market. We are now able to supply a full line of construction machinery and to best serve the customer by holding both the manufacturing and marketing base in all three of the world's strategic markets through this alliance."

|_| CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com |_|
                ------------------

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These actions represent the second phase in the formation of the alliance between CNH and Kobelco Construction Machinery Co. Ltd. and Kobe Steel, Ltd., which was signed on January 10, 2002 in Tokyo. Simultaneously with the actions in Europe, CNH will increase its interest in Kobelco Construction Machinery Co. Ltd. (Japan) to 20%.

In the third phase of the formation of the alliance, to be completed by the third quarter of 2004, Kobelco Construction Machinery Co. Ltd. (Japan) has the option to increase its interest in Fiat Kobelco to 35%, while CNH has the option to increase its interest in Kobelco Construction Machinery Co. Ltd. (Japan) to 35%.

Sumitomo Construction Machinery will continue to supply crawler excavators to the Case Construction network and brand.

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat Kobelco, Kobelco, New Holland Construction, and O&K brands.

Kobe Steel, Ltd. is one of Japan's leading steel makers, as well as suppliers of aluminum and copper products. Other major business segments include machinery, construction machinery and real estate. In the fiscal year ended March 2002, Kobe Steel had consolidated sales of about US$9 billion. The company has head offices in Kobe and Tokyo, Japan. For more information, please visit www.kobelco.co.jp/indexe.htm
----------------------------

Kobelco Construction Machinery Co., Ltd., 80% owned by Kobe Steel, is one of Japan's top manufacturers of hydraulic excavators and cranes. Based in Tokyo, Japan, Kobelco had consolidated sales of US$1.1 billion in the fiscal year ended March 2002. For more information, please visit
www.kobelco-kenki.co.jp/english_index.html
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                CNH Global N.V.



                                                By: /S/ Debra E. Kuper
                                                        ------------------------
                                                        Debra E. Kuper
                                                        Assistant Secretary


July 3, 2002